UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that the Board of Directors of the Company in their meeting held on March 27, 2020, have considered the following:

1.

Taken note of the Resignation of Mr. S Venkatakrishnan from the position of Whole-Time Director and Chief Executive Officer of the Company w.e.f. close of business hours on April 05, 2020 on account of personal reasons;

2.

Mr. Sunil Duggal, Whole-Time Director & CEO of Hindustan Zinc Limited (subsidiary of the Company) to take additional charge as Interim Chief Executive Officer and Key Managerial Personnel of the Company w.e.f. April 06, 2020;

3.	Appointment of Mr. Anil Agarwal (DIN:00010883) as Additional Non-Executive Director designated as Chairman of the Board of Directors of the Company w.e.f. March 28, 2020;

4.	Re-designated Mr. Navin Agarwal (DIN:00006303) as Executive Vice-Chairman of the Board of the Company w.e.f. close of business hours on March 27, 2020.

In terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014, Mr. Anil Agarwal is the brother of Mr. Navin Agarwal and father of Ms. Priya Agarwal. Further, Mr. Anil Agarwal is not related inter-se with any other member of the Board.

Also, in compliance with the SEBI regulations, this is to confirm that Mr. Anil Agarwal has not been debarred from holding the office of Director by virtue of any SEBI order or any other such authority.

The brief profiles of Mr. Anil Agarwal and Mr. Sunil Duggal along with a press release in this regard is enclosed herewith

Request you to kindly take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer

Brief Profile of Mr. Anil Agarwal:

Mr. Anil Agarwal is the Founder and Chairman of Vedanta Resources Limited, a company which has grown its annual revenues from $1 Million to over $15 Billion in the past decade. Vedanta group has invested over $30 Billion in India and South Africa on organic growth projects. Mr. Agarwal has over 4 decades of entrepreneurial and business experience. He shaped the Group’s strategic vision and now plays the role of chief mentor to a talent pool of over 100,000 direct and indirect employees.

Vedanta got its first big break in 1986, and over the years, the Group has achieved tremendous growth both organically and through value-generating mergers and acquisitions, creating a world-class diversified portfolio of large, structurally low-cost assets in oil and gas, zinc, silver, copper, iron ore, aluminium and steel.

Mr. Agarwal places considerable focus on safety and sustainable development for the benefit of the surrounding communities. He created the philanthropic arm of the Group - The Vedanta Foundation, with a deep-seated belief that businesses must give back to the society and help them prosper.

Brief Profile of Mr. Sunil Duggal:

Mr. Sunil Duggal was appointed as the CEO & Whole-time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company in 2015. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Dy. CEO in 2014.

Mr. Duggal is a result oriented professional with over 36 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities & risks and successfully drive efficiency & productivity whilst reducing costs & inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class mining and smelting techniques, state of art environment friendly technologies and mechanization, automation & digitalization of operational activities has added great value.

He was born and brought up in Amritsar and comes from a humble background. His initial education is from DAV school, Amritsar and has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumni of IMD, Lausanne - Switzerland and IIM, Kolkata.

He is serving as Vice Chairman – International Zinc Association, President – Federation of Indian Mineral Industries, President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – CII National Committee on Mining.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sunil Duggal, CEO, Hindustan Zinc appointed Interim CEO, Vedanta Limited.

New Delhi/Mumbai 27th March 2020. Vedanta Limited announced today the appointment of Sunil Duggal, CEO, HZL as Interim Chief Executive Officer of the company.

Srinivasan Venkatakrishnan will be stepping down as CEO and Director of the Company with effect from 5th April 2020, for personal reasons and will rejoin his family in South Africa.

The Company’s Chairman, Navin Agarwal said “We would like to acknowledge and express our deep appreciation and thank Venkat for his immense contribution to the company. Apart from his relentless focus to drive the company, he has been in the forefront in leading the sustainability practices within the group which has set an industry benchmark. We wish him the very best.”

He added, “We extend a warm welcome to Sunil Duggal who has been a mature and proven leader, held key leadership positions, as our Interim CEO. We look forward to Sunil taking the company to greater heights.”

The Board also welcomed and appointed Anil Agarwal as the Non-Executive Chairman of Vedanta Limited. Navin Agarwal will be the Executive Vice Chairman of the Board.

The company will be run by a Management committee comprising of CEO, CFO, CHRO and CCO who will take all key decisions collectively under the guidance of Chairman.

Sunil Duggal will take on additional charge as Interim CEO, Vedanta Limited along with his current role as CEO & Director of HZL. He will report to the Chairman. Sunil brings 36 years of rich and diverse leadership experience and has been associated with the group for last 10 years. He has worked with Ambuja Cement in the past. Sunil is an active member of several industry and advocacy forums.

Commenting on his appointment, Sunil Duggal said, “I am indebted to the company for this appointment. I am confident that at Vedanta, with its strong moorings, I will be able to steer the company through its trajectory of growth and contribute to the economic progress of our country.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing to India’s growth story, currently contributing 1 percent of India’s GDP. The company is among the top private sector contributors to the exchequer with the highest ever contribution of INR 42,560 Crore in FY 2019.

Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment and on enhancing the lives of local communities. The company has been conferred the CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

For further information please contact:

•	Ms. Roma Balwani

Roma.balwani@vedanta.co.in

•	Mr.AbhinabaDas:

Abhinaba.das@vedanta.co.in

•	Mr. Anirvan Bhattacharjee / Lennon D’Souza

Adfactors PR

Tel: +91 22 67574444 / +91 11 40565100

adfactorsvedanta@adfactorspr.com

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394